

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

April 14, 2011

By facsimile to (815) 301-8099 and U.S. Mail

Mr. Douglas D. Brackin
President
Vinyl Products, Inc.
30950 Rancho Viejo Road #120
San Juan Capistrano, CA 92675

Re: Vinyl Products, Inc.
        Amendment 2 to Current Report on Form 8-K dated December 31, 2010
        Filed March 24, 2011
        File No. 0-52769

Dear Mr. Brackin:

        We reviewed the filing and have the comments below.

General

1. Please disclose the information required by Item 202 of Regulation S-K.

Description of Bracklin O'Connor's Business, page 2

2. Please disclose the nature of Vinyl Products' business prior to the disposition of assets. Include the amount, if any, of revenues generated from this business.

Company Overview, page 3

3. Please disclose the business development of Bracklin O'Connor, including the date of incorporation.

Our Strategy, page 3

4. Please disclose whether you have any plans to implement these growth strategies and how you plan to finance such strategies.

Marketing and Sales, page 4

5. Please disclose the amount, if any, of money spent on your marketing strategies.

Properties, page 5

6. Please disclose from whom you receive rent free office space.

Closing

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have any other questions.

Very truly yours,

Pamela A. Long
Assistant Director